Exhibit 99.1

COSTAMARE INC. ANNOUNCES FORMATION OF CONTAINERSHIP
ACQUISITION JOINT VENTURE WITH YORK CAPITAL MANAGEMENT

Athens, Greece, May 29, 2013 - Costamare Inc. (NYSE:CMRE) announced today that it has entered into a joint venture Framework Deed with York Capital Management Global Advisors LLC (“York”), a New York-based investment advisor firm, to invest jointly up to approximately $500 million in equity for the acquisition of container vessels.

Under the Agreement:

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Costamare Inc. will hold up to a 49% interest in the joint venture. It will have the option to increase its percentage participation from a minimum of 25% to a maximum of 49% within a pre-determined time period after each acquisition commitment has been agreed upon.

•	Decisions regarding vessel acquisitions will be taken jointly.
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The joint venture is expected to be each party’s exclusive vehicle for the acquisition of vessels in the container industry during the two-year investment period and it will have a right of first refusal on any container vessel acquisitions proposed by either party.

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The term of the joint venture is six years unless earlier terminated by the parties upon the occurrence of certain extraordinary events or disagreements.  Upon any termination of the joint venture, Costamare Inc. will have the right to require a split of the vessel fleet between the parties.

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Costamare Shipping Company S.A. (“Costamare Shipping”), an affiliate of Costamare Inc. controlled by one of its principal shareholders, will provide shipmanagement services, with the right to subcontract to V.Ships Greece Ltd. and/or Shanghai Costamare Ship Management Co., Ltd. Costamare Shipping currently provides shipmanagement services to Costamare Inc. on an exclusive basis.

The board of directors of Costamare Inc. has unanimously approved the Framework Deed and necessary waivers under the existing management agreement between Costamare Shipping and Costamare Inc.

The summary of the Framework Deed set out above is qualified in its entirety by reference to the full text of the Framework Deed, which will be filed with the SEC.

Gregory Zikos, Chief Financial Officer of the Company, commented:

“We are pleased to announce our joint venture agreement with York, a first class and well respected fund manager, and we look forward to pursuing investment opportunities in container shipping.”

“The structure of the agreement is designed to avoid any conflict between the public company and private investors; on the contrary, Costamare Inc. will be co-investing alongside York and will have the opportunity to earn incremental returns.”

“With this agreement we complement our own purchasing power with that of our partner, allowing us to pursue opportunities of larger scale and cater to the increased needs of our clients.”

“Our strategy has always been returns-oriented; we believe that our partnership with York will further enhance investor returns.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 38 years of history in the international shipping industry and a fleet of 56 containerships, with a total capacity of approximately 328,000 TEU, including eight newbuild containerships on order. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE”.

About York Capital Management

York Capital Management was founded in September 1991 as an investment management firm, with the goal of generating attractive risk-adjusted returns across business and market cycles.  Since inception, the Firm has sought to achieve this goal through a combination of focused research and investment selection, coupled with disciplined risk management.  Jamie Dinan, York’s founder and CEO, has developed the Firm by assembling a cohesive team of talented professionals with complementary backgrounds and diverse skill sets.  York employs 50 investment professionals and 175 total employees globally, located primarily in New York, London, and Hong Kong. The Firm’s investment professionals possess multi-disciplinary knowledge and relationships across industry sectors, geographies, business cycles and equity and debt markets.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Investor Relations:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com